UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 6, 2020
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

MARKET RELEASE
Director dealings
Johannesburg, 6 January 2020: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) in compliance with paragraphs 3.63 to 3.66 of the Listings Requirements of the JSE Limited ("the Listings Requirements") hereby advises shareholders that Group CEO, Neal Froneman has drawn down on an existing facility in place with
Investec Bank Limited.

The collar and pledge transaction was entered into by Mr Froneman over 4,262,348 SGL Shares on 8 October 2019 and expires on 8 October 2020.

Mr Froneman drew down an additional R10 million secured by this collar. The total amount outstanding including the latest draw down is R 64 million.

No clearance to deal is required as the amount drawn down is within the facility limits.

Contacts:

Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited’s (trading as Sibanye-Stillwater)
(“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual
Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-
Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785). Readers are
cautioned not to place undue reliance on such statements.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 6, 2020
By:
/s/
Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer